FORM 18-K/A

For Foreign Governments and Political Subdivisions Thereof

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

AMENDMENT NO. 1

to
ANNUAL REPORT
of
QUEENSLAND TREASURY CORPORATION
(registrant)

a Statutory Corporation of

THE STATE OF QUEENSLAND, AUSTRALIA

(coregistrant)
(Names of Registrants)

Date of end of last fiscal year:
June 30, 2004

SECURITIES REGISTERED

(As of the close of the fiscal year)

Title of Issue	Amounts as to which	Names of exchanges
	registration is effective	on which registered
Global A$ Bonds Medium-Term Notes	A$9,442,439,000.00 US$ Nil	None (1) None (1)

(1) This Form 18-K/A is being filed voluntarily by the registrant and coregistrant.

Names and address of persons authorized to receive notices and communications of behalf of the Registrants from the Securities and Exchange Commission:

Mr. Ken Allen
Australian Consulate-General
150 East 42nd Street, 34th Floor
New York, New York 10117-5612

EXPLANATORY NOTE
SIGNATURE
EX-99.C.IV: QUEENSLAND TREASURY CORPORATION HALF-YEARLY REPORT
EX-99.C.V: QUEENSLAND STATE ACCOUNTS
EX-99.C.VI: 2004-05 MID-YEAR FISCAL AND ECONOMIC REVIEW
EX-99.C.VII: QUEENSLAND 2005-06 BUDGET PAPERS
EX-99.C.VIII: PRICING SUPPLEMENT
EX-99.C.IX: QUEENSLAND TREASURY CORPORATION INDICATIVE BORROWING PROGRAM
EX-99.C.X: QUEENSLAND STATE ACCOUNTS MARCH QUARTER 2005
EX-99.H.II: CONSENTS

EXPLANATORY NOTE

The undersigned registrants hereby amend the Annual Report filed on Form 18-K for the above-noted fiscal year by attaching hereto, as Exhibit (c)(iv) the Queensland Treasury Corporation Half-Yearly Report for the six months ended December 31, 2004, as Exhibit (c)( v) the Queensland State Accounts for the quarter ended December 31, 2004, as Exhibit (c)(vi) the 2004-05 Mid-Year Fiscal and Economic Review, as Exhibit (c)(vii) the Queensland 2005-06 Budget Papers, as Exhibit (c)(viii) the Pricing Supplement pursuant to the issue of A$40,000,000.00 of Global A$ Bonds due 2010, as Exhibit (c)(ix) the Queensland Treasury Corporation Indicative Borrowing Program for Financial Year 2005-06, as Exhibit (c)(x) the Queensland State Accounts for March Quarter 2005, and as Exhibit (h)(ii) the consents of Mr. Gerard Bradley, Under Treasurer of the State of Queensland; Mr. Graeme Garrett, Team Leader Corporate Services, Queensland Treasury Corporation; Mr. Stephen Rochester, Chief Executive, Queensland Treasury Corporation; Mr. Glenn Gordon Poole, Auditor-General, State of Queensland; and Sir Leo Hielscher, Chairman, Queensland Treasury Corporation.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this annual report to be signed on its behalf by the undersigned, thereunto duly authorized, at Brisbane, Australia on the 19th day of July, 2005.

QUEENSLAND TREASURY CORPORATION

By:	/s/ Stephen Rochester
	Name:	Stephen Rochester
	Title:	Chief Executive

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this annual report to be signed on its behalf by the undersigned, thereunto duly authorized, at Brisbane, Australia on the 21st day of July, 2005.

GOVERNMENT OF QUEENSLAND

By:	/s/ Terence Mackenroth

	Name:	The Honourable, Terence Mackenroth, MP
	Title:	Treasurer

INDEX TO EXHIBITS

Exhibit (c)(iv)	-	Queensland Treasury Corporation Half-Yearly Report for the Six Months ended December 31, 2004.
Exhibit (c)(v)	-	Queensland State Accounts for the Quarter ended December 31, 2004.
Exhibit (c)(vi)	-	2003-04 Mid-Year Fiscal and Economic Review.
Exhibit (c)(vii)	-	Queensland Budget Papers for 2005-2006.
Exhibit (c)(viii)	-	Pricing Supplement for A$40,000,000.00 Global A$Bonds due 2010.
Exhibit (c)(ix)	-	Queensland Treasury Corporation Indicative Borrowing Program for Financial Year 2005-06.
Exhibit (c)(x)	-	Queensland State Accounts March Quarter 2005.

Additional exhibits:

Exhibit (h)	-	Consents.